File No. 70-9757

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                  Pre-Effective Amendment No. 1
                             to the
                            Form U-l
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                    Entergy Mississippi, Inc.
                      308 East Pearl Street
                        Jackson, MS 39201

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

      Carolyn C. Shanks                      Steven C. McNeal
      President and Chief Executive Officer  Vice President and Treasurer
      Entergy Mississippi, Inc.              Entergy Services, Inc.
      308 East Pearl Street                  639 Loyola Avenue
      Jackson, MS 39201                      New Orleans, LA 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

       Denise C. Redmann, Esq.      John Hood, Esq.
       Entergy Services, Inc.       Thelen Reid & Priest LLP
       639 Loyola Avenue            40 West 57th Street
       New Orleans, LA 70113        New York, NY 10019
       (504) 576-2272               (212) 603-2140
       (504) 576-4150 (fax)         (212) 503-2001 (fax)

                          Betty Collins
                  Wise Carter Child & Caraway,
                    Professional Association
                          P.O. Box 651
                        Jackson, MS 39205
                         (601) 968-5563
                      (601) 968-5519 (fax)

The Application/Declaration is hereby amended in its entirety and restated to read as follows:

Item 1.  Description of Proposed Transactions

     Section A.  Overview

     Entergy Mississippi, Inc., a Mississippi corporation ("Company"), and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, ("Holding Company Act"), proposes, from time to time through December 31, 2005, through negotiated public offering or competitive bidding, (1) to issue and sell one or more series of the Company's first mortgage bonds ("Bonds") and/or one or more series of the Company's debentures ("Debentures") in a combined aggregate principal amount of Bonds and Debentures not to exceed $540 million, and/or the purchasing of insurance as collateral security for such Bonds and/or Debentures, and/or (2) to issue and sell (a) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities of such subsidiary having a stated per share liquidation preference ("Entity Interests") and/or (b) one or more new series of the Company's Preferred Stock ("Preferred"), in a combined aggregate amount of Entity Interests and Preferred not to exceed $50 million (the issuance of the Entity Interests to include the issuance of one or more series of the Company's junior subordinated debentures to said special purpose subsidiaries, each series of junior subordinated debentures in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution and in addition to, and not to be included in the $540 million combined aggregate principal amount of Bonds and Debentures requested in subsection (1) above), and/or (3) to enter into arrangements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $46 million for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing or for the refinancing of outstanding tax-exempt bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds ("Collateral Bonds") as collateral security for such Tax-Exempt Bonds in an aggregate principal amount not to exceed $52 million which amount of said Collateral Bonds is not included in the $540 million combined aggregate principal amount of Bonds and Debentures referred to in subsection (1) above and/or the purchasing of letters of credit and/or insurance as collateral security for such Tax-Exempt Bonds, and/or (4) to enter into arrangements for the issuance of municipal securities in an aggregate principal amount not to exceed $100,000,000 ("Municipal Securities") to be issued in one or more series through a state or local municipal entity ("Municipal Entity") (the financings contemplated in (1) through (4) above being hereinafter collectively referred to as "New Financing Plan"). Each of these proposed transactions is discussed in detail below.

     Section B.     Issuance and Sale of the Bonds

     1. The new series of Bonds will be issued under the Company's Mortgage and Deed of Trust, dated as of February 1, 1988, to Harris Trust Company of New York (formerly Bank of Montreal Trust Company) and Mark F. McLaughlin (successor to Z. George Klodnicki), as Trustees, as heretofore amended and supplemented by fifteen supplemental indentures (each, a "Supplemental Indenture" and collectively, "Supplemental Indentures") and as proposed to be so further amended and supplemented by additional Supplemental Indenture(s), each relating to one or more new series of Bonds (the "Mortgage"). The Bonds will be issued on the basis of unfunded net property additions and/or previously retired bonds, as permitted and authorized by the Mortgage.

     2. Each new series of Bonds will be sold at such price, bear interest at such rate or rates, and mature on such date or dates as shall be determined at the time of sale or when the agreement to sell is entered into, as the case may be. No series of Bonds will be issued at rates in excess of 15% per annum. The price, exclusive of accrued interest, to be paid to the Company for each new series of Bonds to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount thereof. Each series of Bonds will mature not later than fifty years from the day of issuance.

     3. As to series having an adjustable interest rate, the initial interest rate for Bonds of such series will be determined in discussions between the Company and the purchasers of such series and will be based on the current market rate for comparable bonds. Thereafter, the interest rate on such Bonds will be adjusted according to a pre-established formula or method of determination ("Floating Rate Bonds") or will be that rate which, when set, would be sufficient to remarket the Bonds of such series at their principal amount ("Remarketed Bonds").

     4. The interest rate for Floating Rate Bonds after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offered Rate ("LIBOR") or the yield to maturity of specified United States Treasury securities ("Treasury Rate"), or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate, which shall not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

     5. The interest rate for Remarketed Bonds after the initial interest rate period will not exceed 15% per annum.

     6. The Supplemental Indenture to the Mortgage for any series of Remarketed Bonds will provide that holders thereof will have the right to tender or be required to tender their Bonds at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in or established in accordance with the applicable Supplemental Indenture. A Tender Agent may be appointed to facilitate the tender of any Bonds by holders. Any holder of Bonds wishing to have such Bonds purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall have been appointed, or to the Remarketing Agent appointed to reoffer such tendered Bonds for sale.

     7. The Company will be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the Supplemental Indenture for the purchase of Bonds so tendered, such amounts to be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Bonds by the Remarketing Agent. Upon the delivery of such Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell such Bonds at a price equal to the principal amount of such Bonds.

     8. One or more new series of Bonds may include provisions for redemption prior to maturity at various percentages of the principal amount thereof and may include restrictions on optional redemption for a given number of years. In addition, one or more series of Bonds may include provisions for the mandatory retirement of some or all of such series prior to maturity. In each Supplemental Indenture relating to a series of Bonds, the Company may create a dividend covenant relating to its payment of common stock dividends.

     9. In order to obtain a more favorable rating on Bonds and consequently improve the marketability thereof, the Company may determine to provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Bonds.

     10. Reference is made to Exhibits A-1, A-2, A-4, B-1 and B-2 for further information with respect to the terms of each series of Bonds.

     Section C.  Issuance and Sale of the Debentures

     1.   The Debentures will be issued under one or more
     Debenture Indentures or Subordinated Debenture Indentures, to be substantially in the forms filed as Exhibits A-12 and A-14, respectively (each, a "Debenture Indenture"), as any of the same may be supplemented from time to time.

     2. Each series of Debentures will be sold at such prices, will bear interest at such rate(s) and will mature on such date(s) as shall be determined at the time of sale. Debentures will not be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 15% per annum. As to series of Debentures having an adjustable interest rate, the initial interest rate for each such series will be negotiated by the Company and the purchasers of such series and will not exceed 15% per annum. Thereafter, the interest rate on such Debentures ("Floating Rate Debentures") will be adjusted according to a pre-established formula or method of determination or will be that rate which, when set, would be sufficient to remarket the Debentures of such series ("Remarketed Debentures") at their principal amount.

     3. The interest rate for Floating Rate Debentures after the initial interest rate period may be set as a percentage of, or as a specified spread from, a benchmark rate such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate, which shall not exceed 15% per annum. Such interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

     4. The interest rate for Remarketed Debentures after the initial interest rate period will not exceed 15% per annum.

     5. The terms of Remarketed Debentures will provide that holders thereof have the right to tender or are required to tender their Debentures and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid interest thereon, on specified dates. A Tender Agent may be appointed to facilitate the tender of any Debentures by holders. Any holder of Remarketed Debentures wishing to have them purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer the same for sale.

     6. The Company will be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent for the purchase of Remarketed Debentures so tendered, which amounts will be paid by the Company on the dates such payments by the Remarketing Agent or the Tender Agent are to be made, reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Debentures by the Remarketing Agent. Upon the delivery of such Debentures by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell the same at a price equal to the principal amount thereof.

     7. The price, exclusive of accrued interest, to be paid to the Company for each such series of Debentures sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) of 95% to 105% of the principal amount of such series. Each series of Debentures will mature not later than fifty years from the day of issuance.

     8. One or more series of Debentures may include provisions for redemption prior to maturity at various percentages of the principal amount thereof, restrictions on optional redemption for a given number of years and/or provisions for the mandatory retirement of some or all of such series prior to maturity.

     9. Debentures issued under a Subordinated Debenture Indenture will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that, subject to certain specified conditions, payments of interest on such Subordinated Debentures may be deferred for specified periods (with or without cumulative protection), without creating a default with respect thereto. The Company may covenant that, so long as any Debentures of a particular series remain outstanding, the Company, subject to specified exceptions, will not pay cash dividends on common or preferred stock subsequent to the date of such series (other than certain dividends declared prior to the original issuance of such series) during such period of deferral. However, the Company may determine not to include any provisions restricting its ability to pay common stock dividends.

     10. In order to obtain a more favorable rating on Debentures and consequently improve the marketability thereof, the Company may determine to provide an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Debentures.

     11. Reference is made to Exhibits A-12, A-13, A-14, A-15, B-8 and B-9 for further information with respect to the terms of each series of Debentures.

     Section D.  Issuance and Sale of Entity Interests

     1. The Company proposes to organize either a special purpose limited partnership or a statutory business trust (the "Issuing Entity") for the sole purpose of issuing the Entity Interests. The business and affairs of the Issuing Entity will be conducted by one or more managers or trustees (individually and collectively, the "Trustee"). Prior to a default, the Company will, as a result of its ownership of all voting interest in the Issuing Entity, be entitled to appoint, remove or replace the Trustee. In the case of a limited partnership, the Company will either (a) act as the general partner of the Issuing Entity or (b) organize a special purpose, wholly-owned corporation for the sole purpose of acting as the general partner of the Issuing Entity (the "Participating Subsidiary").

     2. The Company will directly or indirectly make an equity contribution to the Issuing Entity at the time the Entity Interests are issued and thereby directly or indirectly acquire all of the general partnership interest (in the case of a limited partnership) or all of the voting interests (in the case of a business trust) in such Issuing Entity. The Company's equity contribution to the Issuing Entity will at all times constitute a controlling interest in, and at least a voting majority of the aggregate equity contributions by all securityholders to, such Issuing Entity.

     3. The Entity Interests, which shall have a stated per share liquidation preference, may be registered under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of a registration statement filed thereunder (the "Entity Registration Statement"). The form of the Entity Registration Statement will be filed herein though incorporation by reference as Exhibit C-4. The holders of the Entity Interests will be either (a) the limited partners (in the case of a limited partnership) or (b) the holders of preferred interests (in the case of a business trust) of the Issuing Entity, and the amounts paid by such holders for the Entity Interests will be treated as capital contribution to the Issuing Entity.

     4. The Company will issue, from time to time in one or more series, Subordinated Debentures (the "Entity Subordinated Debentures") to the Issuing Entity. The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it by either (a) its general partner (in the case of a limited partnership) or (b) the Company (in the case of a business trust), to purchase the Entity Subordinated Debentures. If the corresponding series of Entity Interests are registered, then the Entity Subordinated Debentures will be registered under the Securities Act, along with the Entity Interests, pursuant to the Entity Registration Statement. The Entity Subordinated Debentures will be issued by the Company pursuant to a Subordinated Debenture Indenture (the "Entity Subordinated Debenture Indenture"), which, if the corresponding series of Entity Interests and Entity Subordinated Debentures are registered, will be qualified under the Trust Indenture Act of 1939, as amended Reference is made to Exhibits A-16 and A-17, respectively for forms of the Entity Subordinated Debenture Indenture and the Entity Subordinated Debenture.

     5. Each series of Entity Subordinated Debentures will mature at such time, not more than fifty years from their date of issuance, as the Company may determine at the time of issuance. The Entity Subordinated Debenture Indenture may permit the Entity Subordinated Debentures to be issued with an initial term, and optional additional terms which together do not exceed fifty years from the date of issuance. For example, the Entity Subordinated Debentures may have an initial term of thirty years with the Company having the right to extend the maturity for up to an additional twenty years. Prior to maturity, the Company will pay interest only on the Entity Subordinated Debentures, at either a fixed or adjustable rate as set forth in the Entity Subordinated Debenture Indenture. The distribution rates, payment dates, redemption, maturity, and other terms applicable to each series of Entity Interests will be substantially identical to the interest rates, payment dates, redemption, maturity, and other terms applicable to the Entity Subordinated Debentures relating thereto, and will be determined by the Company at the time of issuance. The interest paid by the Company on the Entity Subordinated Debentures will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to pay monthly or quarterly (as determined at the time of the sale of each series) distributions on the Entity Interests.

     6. The Company may also enter into a guaranty (the "Guaranty") pursuant to which it will unconditionally guarantee (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of certain amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described in paragraph 12 of this section. Such Guaranty (if issued and if the corresponding series of Entity Interests is registered) will be registered pursuant to the Entity Registration Statement. A form of the Guaranty will be filed by Rule 24 Certificate as Exhibit A-19, unless the Company has decided not to provide the guaranties described in this paragraph.

     7. The Company's Entity Subordinated Debentures issued under the Entity Subordinated Debenture Indenture and the Guaranty (if issued) will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Entity Subordinated Debentures may be deferred for specified periods not to exceed 60 consecutive months without creating a default with respect thereto, so long as no dividends are being paid on, or certain actions are being taken with respect to the retirement of, the common or preferred stock of the Company during such period of deferral. In addition, in each Entity Subordinated Debenture Indenture relating to a series of Entity Subordinated Debentures, the Company may create a dividend covenant relating to its payment of common stock dividends.

     8. Distributions on the Entity Interests will be paid monthly or quarterly (as determined at the time of sale of each series), will be cumulative, and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts due under the Entity Subordinated Debentures. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period, but only if and to the extent that the Company defers the interest payments on the Entity Subordinated Debentures as described in paragraph 7 of this section. If distributions on the Entity Interests (including all previously deferred distributions, if any) are deferred beyond a specified period, then the holders of Entity Interests may have the right to appoint a special representative to enforce the Issuing Entity's rights under the Entity Subordinated Debentures and Guaranty (if issued), including the right to accelerate the maturity of the Entity Subordinated Debentures.

     9. It is anticipated that interest payments on the Entity Subordinated Debentures made by the Company will be deductible by it for federal and state income tax purposes and that the Issuing Entity will be treated as either a partnership or a trust, as the case may be, for federal income tax purposes. Consequently, the holders of Entity Interests will be deemed to have received interest income rather than dividends, and will not be entitled to any "dividends received deduction" under the Internal Revenue Code.

     10. One or more series of Entity Interests and Entity Subordinated Debentures may include provisions for the mandatory retirement of some or all of such series prior to maturity. The Entity Interests may be subject to redemption, in whole or in part, on and after a specified date (the "Earliest Redemption Date") at the option of the Issuing Entity, with the consent of the Company, at a price equal to their stated liquidation preference plus any accrued and unpaid distributions (the "Redemption Price"). The Earliest Redemption Date will be determined based upon, among other factors, market conditions at the time of issuance but will be not later than five years after the date of issuance. The Entity Subordinated Debenture Indenture and the Entity Agreement (as defined in paragraph 14 of this section) may set forth additional provisions governing the optional redemption of the Entity Interests. It is expected that the Issuing Entity will have the option, with the consent of the Company, to redeem the Entity Interests at the Redemption Price upon the occurrence of specified adverse tax events (each a "Tax Event"). Examples of possible Tax Events are (a) the Issuing Entity becoming subject to federal income tax with respect to interest received on the Entity Subordinated Debentures or otherwise not being treated as a partnership or a trust, as the case may be, for federal income tax purposes, (b) interest payments by the Company on the Entity Subordinated Debentures being determined not to be deductible for federal income tax purposes, or (c) the Issuing Entity becoming subject to more than a minimal amount of other taxes, duties or other governmental impositions. The Entity Subordinated Debenture Indenture and the Entity Agreement may also provide that the Entity Interests are subject to optional or mandatory redemption upon the occurrence of specified adverse regulatory events (each, a "Regulatory Event"). An example of a possible Regulatory Event is the Issuing Entity becoming subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended.

     11. The Company may also reserve the right upon the occurrence of a Tax Event or a Regulatory Event, to exchange the Entity Subordinated Debentures for the Entity Interests or otherwise to distribute the Entity Subordinated Debentures to the holders of Entity Interests, whereupon the Entity Interests would be canceled.

     12. If, as a result of (a) the Entity Subordinated Debentures not being treated as indebtedness for federal income tax purposes, or (b) the Issuing Entity not being treated as either a partnership or a trust, as the case may be, for federal income tax purposes, the Issuing Entity is required under applicable tax laws to withhold or deduct from payments on the Entity Interests amounts that otherwise would not be required to be withheld or deducted, the Issuing Entity may also have the obligation, if the Entity Interests are not redeemed (as discussed in paragraph 10 of this section) or exchanged (as discussed in paragraph 11 of this section), to increase or "gross up" such payments so that the holders of Entity Interests will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required.

     13. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuing Entity, holders of Entity Interests will be entitled to receive, out of the assets of the Issuing Entity available for distribution to the limited partners (in the case of a limited partnership) or the preferred securityholders (in the case of a business trust), before any distribution of assets to the Company, an amount equal to the stated liquidation preference of the Entity Interests plus any accrued and unpaid distributions.

     14. Under either the Amended and Restated Agreement of Limited Partnership or Declaration of Trust, as the case may be, that shall govern the activities of the Issuing Entity upon the issuance of the Entity Interests (the "Entity Agreement"), the activities of the Issuing Entity will be limited solely to (i) the issuance and sale of Entity Interests, (ii) the use of the proceeds thereof and the equity contributions by either the general partner (in the case of a limited partnership) or the Company (in the case of a business trust) to purchase the Entity Subordinated Debentures, (iii) the receipt of interest on the Entity Subordinated Debentures, and (iv) the payment of distributions on the Entity Interests. Reference is made to Exhibit A-18 for a form of the Entity Agreement.

     15. The Entity Agreement will further state that either the general partner (in the case of a limited partnership) or the Trustee (in the case of a business trust), shall manage and control the Issuing Entity's business and affairs and be responsible for all liabilities and obligations of the Issuing Entity; and that the general partnership interest (in the case of a limited partnership) or the voting interests (in the case of a business trust) shall not be transferable except for a transfer made (a) with the consent of all other partners (in the case of a limited partnership) or securityholders (in the case of a business trust), (b) to a direct or indirect wholly-owned subsidiary, or (c) in the event of merger, subject to certain conditions.

     16. Because the Entity Interests will be supported by the Company's Entity Subordinated Debentures and Guaranty (if issued), and the distributions to holders of Entity Interests will be paid out of the interest payments on such Entity Subordinated Debentures or pursuant to such Guaranty (if issued), the Entity Agreement will not include any interest or distribution coverage or capitalization ratio restrictions on the ability to issue and sell additional Entity Interests, because the interest payments of the Company on the Entity Subordinated Debentures will be sufficient to service fully the distributions on Entity Interests. For this reason, financial statements for the Issuing Entity are not included with this Application-Declaration.

     17. Each series of Entity Interests and any corresponding series of Entity Subordinated Debentures will be sold at such price and will be entitled to receive such distributions or interest payments on such periodic basis as shall have been determined at the time of sale. No series of Entity Interests or corresponding series of Entity Subordinated Debentures will be sold if the fixed distribution or interest rate or initial adjustable distribution or interest rate thereon will exceed 15% per annum. The initial distribution or interest rate for Entity Interests of such series having an adjustable distribution or interest rate will be determined in negotiations between the Company and the underwriters or purchasers of such series. Thereafter, the distribution rate on such Entity Interests ("Floating Rate Entity Interests") would be adjusted according to a pre-established formula or method of determination or would be that rate which, at the time of remarketing, would be sufficient to remarket the Entity Interests of such series ("Remarketed Entity Interests") at their principal amount.

     18. The distribution or interest rate for Floating Rate Entity Interests after the initial distribution or interest rate period will be set as a percentage of, or as a specified spread from, a benchmark rate, such as LIBOR or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate that will be no greater than 15% per annum. Such distribution or interest rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

     19.  The distribution or interest rate for Remarketed Entity
     Interests after the initial distribution or interest rate period will not exceed 15% per annum.

     20. The Entity Agreement will provide that holders of Remarketed Entity Interests will have the right to tender, or can be required to tender, their Entity Interests and have them purchased at a price equal to the liquidation preference thereof plus accrued and unpaid distributions thereon, if any, on dates specified in, or established in accordance with, the Entity Agreement. A Tender Agent may be appointed to facilitate the tender of Remarketed Entity Interests by holders. Any holder of Remarketed Entity Interests wishing to have the same purchased may be required to deliver such Entity Interests during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Entity Interests for sale.

     21. The Issuing Entity will be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the Entity Agreement for the purchase of Remarketed Entity Interests so tendered (on the dates such payments by the Remarketing Agent or the Tender Agent are to be made), reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Entity Interests by the Remarketing Agent. Upon the delivery of such Entity Interests by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will use its best efforts to sell such Entity Interests at a price equal to the liquidation amount of such Entity Interests.

     22. The price, exclusive of accrued distributions, to be paid to the Issuing Entity for each such series of Entity Interests to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) from 95% to 105% of the liquidation amount of such series of Entity Interests.

     Section E.  Issuance and Sale of Preferred.

     1. The Company expects that each series of the Preferred will consist of shares of the Company's Preferred Stock, Cumulative, $100 Par Value ("$100 Preferred"), as currently authorized by the Company's Restated Articles of Incorporation, as amended ("Articles"). In accordance with the Articles, the Company had authorized and unissued at June 30, 2000, 1,675,000 shares of $100 Preferred.

     2. The price, exclusive of accumulated dividends, to be paid to the Company for each series of Preferred will be determined at the time of sale and will not be less than par on a per share basis. With respect to any series of Preferred to be sold at competitive bidding, the price to be paid to the Company will be not less than the par value nor more than 105% thereof per share plus accumulated dividends, if any. No series of Preferred will be sold if the dividend rate thereon would exceed 15% per annum.

     3. The terms of one or more series of Preferred may include provisions for redemption at various redemption prices, may include restrictions on optional redemption for a given number of years and may include provisions for purchases in lieu of redemption. The Company may include for any series of Preferred provisions for a sinking fund designed to redeem annually, commencing a specified number of years after the first day of the calendar month in which such series is issued, at the par value per share of such series, plus accumulated dividends, a number of shares equal to a given percentage of the total number of shares up to a given percentage of the total number of shares of such series, with the Company having an option to redeem (or purchase in lieu of redemption) annually an additional number of shares up to a given percentage of the total number of shares of such series. Any such sinking fund provisions will be designed to redeem all outstanding shares of such series not later than fifty years after the date of original issuance thereof.

     4. Depending upon market conditions at the time of the offering of a given series of Preferred, if the Company determines that preferred stock having a public offering price of less than $100 per share is likely to have a materially better market reception than shares of $100 Preferred, the Company may issue and sell such series of $100 Preferred to underwriters for deposit with a bank or trust company ("Depositary"). The underwriters would then receive from the Depositary, and deliver to the purchasers in a subsequent public offering, shares of depositary preferred stock ("Depositary Preferred"), each representing a stated fraction of a share of the new series of $100 Preferred. Depositary Preferred would be evidenced by depositary receipts entitling each owner thereof proportionally to all the rights and preferences of the series of $100 Preferred (including dividends, redemption and voting). A holder of Depositary Preferred will be entitled to surrender Depositary Preferred to the Depositary and receive the number of whole shares of $100 Preferred represented thereby; and a holder of Preferred will be entitled to surrender shares of $100 Preferred to the Depositary and receive a proportional amount of Depositary Preferred.

     5. For further information as to the terms of the Preferred, including possible depositary arrangements, reference is made to Exhibits A-6 through A-8 and A-10 through A-11.

     6. As an alternative to the use of Depositary Preferred to meet market demand, the Company may determine to amend the Articles to establish a new class of preferred stock having no par value or a nominal par value. It is expected that such class would rank pari passu with the $100 Preferred and would be identical with the $100 Preferred, except as to par value, variations among series of the new class and series of the $100 Preferred, and voting entitlement per share in cases where the two classes are required to vote together or with the common stock as a voting group. The new class of preferred stock would permit the board of directors greater flexibility in setting the terms of new series to respond to market conditions by permitting the board to set the stated value (usually tied to the amount per share payable on involuntary liquidation) of the shares of each series of such class. In the event the Company so amends the Articles, one or more series of the Preferred may consist of shares of the new class, and the stated value would be substituted for the par value and any redemption and sinking fund provisions. In conjunction with this amendment, the Company may also determine to amend the Articles in other respects, including, but not limited to, an amendment to increase the number of authorized shares of $100 Preferred and/or amendments to clarify certain provisions with respect to issuance of Preferred with market based dividend rates and varying dividend payment periods. Approval of the holders of outstanding $100 Preferred and of Entergy, as sole holder of the Company's common stock, would be required in order to effect such an amendment to the Articles. In the event the Company determines to effect such an amendment, information on the proposed terms of the new class and on solicitation of proxies and consents in connection with shareholder approval of the amendment would be provided by amendment. Reference is made to Exhibits A-7, A-8, H-2 and H-3 hereto.

     Section F.  General Matters Relating to Bonds, Debentures,
     Entity
     Interests and Preferred

     1. The Company anticipates that the issuance and sale of each series of Bonds, Debentures, Entity Interests and/or Preferred will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advance marketing effort and/or the best available terms.

     2. Reference is made to Exhibits B-1 through B-4 and B-8 through B-11 hereto for information with respect to, among other things, the procedures to be followed in connection with the issuance and sale of Bonds, Debentures, Entity Interests and/or Preferred. Sale(s) of Bonds, Debentures, Entity Interests and Preferred are separate transactions not contingent upon one another.

     3. The Company proposes to use the net proceeds derived from the issuance and sale of Bonds, Debentures, Entity Interests and/or Preferred for general corporate purposes, including, but not limited to, the conduct of its business as an electric utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities issued by or on behalf of the Company prior to their stated maturity or due date. The Company's request for authorization for such sales is in part to provide the flexibility to permit a quick response to changing market conditions if it becomes beneficial for the Company to refinance, refund, or otherwise acquire outstanding high cost securities.

     4. The Mortgage and Articles include earnings coverage tests for the issuance of additional Bonds and Preferred, respectively. Reference is made to Exhibits I-1 and I-2 for information on the amounts of such securities currently issuable based on such tests. The Company will not issue any Bonds or Preferred unless all applicable relevant earnings coverage tests are satisfied.

     Section G.     Issuance and Sale of Tax-Exempt Bonds and
     Related Transactions

     1. The Company also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds, and the Company proposes from time to time through December 31, 2005 to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (each and all of the foregoing being referred to herein as the "Facilities Agreement") with one or more issuing governmental authorities (each an "Issuer") that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds in an aggregate principal amount not to exceed $46 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer and one or more trustees (individually and collectively, the "Trustee").

     2. The proceeds of the sale of Tax-Exempt Bonds, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to finance certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities (referred to herein individually and collectively as the "Facilities"), that have not heretofore been the subject of such financing, or to refinance outstanding tax-exempt bonds issued for that purpose. Pursuant to the terms of each Facilities Agreement, the Company will agree to purchase, acquire, construct and install the Facilities unless the Facilities are already in operation. The Issuer will agree to pay to the Company an amount equal to the lesser of (a) the total amount of the proceeds from the sale of the Tax-Exempt Bonds or (b) the total cost of the Facilities, in the case of Facilities under construction. Pursuant to the provisions of the Facilities Agreement, the Company will be obligated to make payments sufficient to provide for payment by the Issuer of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Tax-Exempt Bonds, together with related expenses. Such payments will be paid by the Company directly to the Trustee under the Indenture. Under the Facilities Agreement, the Company may also be obligated to pay (i) the fees and charges of the Trustee and any registrar or paying agent under the Indenture, and the Remarketing Agent and the Tender Agent, as hereinafter referred to, (ii) all expenses incurred by the Issuer in connection with its rights and obligations under the Facilities Agreement, (iii) all expenses necessarily incurred by the Issuer or the Trustee under the Indenture in connection with the transfer or exchange of Tax-Exempt Bonds, and (iv) certain other fees and expenses.

     3. The Indenture may provide that, upon the occurrence of certain events relating to the operation of the Facilities, a series of Tax-Exempt Bonds will be redeemable by the Issuer at the direction of the Company. Any series of Tax-Exempt Bonds may be made subject to a mandatory cash sinking fund under which certain principal amounts and/or specific portions of Tax-Exempt Bonds of such series are to be retired at stated times, and may be subject to mandatory redemption in certain other cases. The payments by the Company under the Facilities Agreement in such circumstances shall be sufficient (together with any other moneys held by the Trustee under the Indenture and available therefor) to pay the principal of all Tax-Exempt Bonds to be redeemed or retired, the premium (if any) and interest accrued or to accrue to the redemption date thereon.

     4. Each series of Tax-Exempt Bonds will mature not earlier than one year nor later than fifty years from the date of issuance. The Tax-Exempt Bonds may be subject to optional redemption by the Issuer, at the direction of the Company, in whole or in part at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at the times, as are set forth in the Indenture.

     5. The Facilities Agreement and the Indenture may provide for a fixed and/or an adjustable interest rate for one or more series of Tax-Exempt Bonds. No series of Tax-Exempt Bonds will be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 13% per annum. The initial interest rate for Tax-Exempt Bonds of a series having an adjustable interest rate will be determined in negotiations between the Company and the purchasers of such series. For each Rate Period thereafter, the interest rate on such Tax-Exempt Bonds will be a rate which, when set, will be sufficient to remarket the Tax-Exempt Bonds of such series at a price equal to their principal amount. Such subsequent interest rates will not exceed 13% per annum.

     6. The term "Rate Period", as used herein, refers to a period during which the interest rate on Tax-Exempt Bonds of a particular series, while bearing an adjustable rate (or method of determination of such interest rate), is fixed. The initial Rate Period will commence on the date when interest begins to accrue on the Tax-Exempt Bonds of such series. The length of each Rate Period would be not less than one day nor more than thirty years.

     7. The Facilities Agreement and the Indenture will provide that the holders of Tax-Exempt Bonds will have the right to tender or be required to tender their Tax-Exempt Bonds and have them purchased at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on dates specified in, or established in accordance with, the Indenture. A Tender Agent may be appointed to facilitate the tender of Tax-Exempt Bonds by holders thereof. Any holders of Tax-Exempt Bonds wishing to have such Tax-Exempt Bonds purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Tax-Exempt Bonds for sale.

     8. Under the Facilities Agreement, the Company will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent for the purchase of Tax-Exempt Bonds so tendered, such amounts to be paid by the Company on the dates when payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of the Company to make any such payment under the Facilities Agreement will be reduced by the amount of any other moneys available therefor, including the proceeds of the sale of tendered Tax-Exempt Bonds by the Remarketing Agent.

     9. Upon the delivery of Tax-Exempt Bonds by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will be obligated to use its best efforts to sell such Tax-Exempt Bonds at a price equal to the principal amount thereof.

     10. In order to obtain a more favorable rating on any series of Tax-Exempt Bonds, and thereby improve the marketability thereof, the Company may arrange for one or more irrevocable letter(s) of credit for an aggregate amount up to $52 million from one or more banks (individually and collectively the "Bank") in favor of the Trustee. In that event, payments with respect to principal, premium, if any, interest and purchase obligations in connection with such series of Tax-Exempt Bonds coming due during the term of such letter of credit, which will not exceed ten years, will be secured by, and payable from funds (if any) drawn under, the letter of credit. To induce the Bank to issue such letter of credit, the Company would enter into one or more reimbursement agreements ("Reimbursement Agreement") with the Bank pursuant to which the Company will agree to reimburse the Bank for all amounts drawn under such letter of credit within a specified period (not to exceed sixty months) after the date such funds are drawn and with interest thereon at a rate that will not exceed the Bank's prime commercial lending rate plus 2%. The terms of the Reimbursement Agreement will correspond to the terms in the letter of credit.

     11. It is anticipated that the Reimbursement Agreement would require the payment in advance by the Company to the Bank of letter of credit arrangement fees not to exceed 1% of the face amount of the letter of credit and annual fees not to exceed 2% of the face amount of the letter of credit. Any such letter of credit will expire or be terminable prior to the maturity date of the series of Tax-Exempt Bonds that such letter of credit supports and, in connection with such expiration or termination, such series of Tax-Exempt Bonds can be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of such letter of credit, subject to the rights of owners of Tax-Exempt Bonds of such series not to have their Tax-Exempt Bonds redeemed or purchased. Provision may be made, as to any such series of Tax-Exempt Bonds, for extension of the term of such letter of credit or for the replacement thereof, upon its expiration or termination, by another letter of credit (having substantially the same terms as the original letter of credit) from the Bank or another bank. Such extended or replacement letters of credit will expire not later than the final maturity date of the related Tax-Exempt Bonds.

     12. In order to secure the Company's obligations under the Facilities Agreement and/or, in the event the Company enters into a Reimbursement Agreement, under the Reimbursement Agreement, the Company may grant to the Issuer, the Trustee and/or the Bank, a lien, subordinate to the lien of the Mortgage on the Facilities or other assets of the Company (the "Subordinate Lien").

     13. In addition or as an alternative to the security provided by a letter of credit or the Subordinate Lien, in order to obtain a more favorable rating on one or more series of Tax-Exempt Bonds and improve the marketability thereof, the Company may provide (a) an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Tax-Exempt Bonds, and/or
     (b) security for the holders of Tax-Exempt Bonds and/or the Bank through the issuance and pledge of one or more new series of Collateral Bonds. Premiums on such insurance policies will not exceed premiums generally obtainable at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Collateral Bonds would be issued and delivered to the Trustee under the Indenture and/or the Bank and/or the Issuer to evidence, in part, and secure the Company's obligations under the applicable Facilities Agreement and/or the Company's obligations to reimburse the Bank under the Reimbursement Agreement. The principal amount of and interest rate borne by the Collateral Bonds could be determined in several ways. Firstly, if the series of Tax-Exempt Bonds bears a fixed interest rate, Collateral Bonds can be issued in a principal amount equal to the principal amount of such series and bear interest at a rate equal to the rate of interest on such series. Secondly, non-interest bearing Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest thereon for a specified period. Thirdly, Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest on such series for a specified period, but carry a fixed interest rate that will be lower than the fixed interest rate of the series of Tax-Exempt Bonds. Fourthly, Collateral Bonds can be issued in a principal amount equivalent to the principal amount of the series of Tax-Exempt Bonds at an adjustable rate of interest, varying with the rate of interest borne by such series of Tax-Exempt Bonds but having a "cap" (not greater than 13%) above which the interest on Collateral Bonds can not rise. For further information with respect to the Reimbursement Agreement, the proposed insurance arrangements and the Collateral Bonds, reference is made to Exhibits A-3, A-5 and B-12. The Company will not use a combination of letter of credit, insurance arrangements, Collateral Bonds and/or Subordinate Liens to secure any series of Tax-Exempt Bonds unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional security.

     14. Each series of the Collateral Bonds that bear interest will bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 13%. The maximum aggregate principal amount of the Collateral Bonds would be $52 million, which will be in addition to the aggregate limitation on the Bonds and/or Debentures authorized in Sections B and C above. The terms of the Collateral Bonds relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Tax-Exempt Bonds. The terms of each series of the Collateral Bonds will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

     15. For further information with respect to the terms of the Facilities Agreement and Indenture, reference is made to Exhibits B-5 and B-6.

     16. Each series of Tax-Exempt Bonds may be sold by the Issuer pursuant to arrangements with an underwriter or a group of underwriters or by private placement in a negotiated sale or sales. While the Company may not be party to the underwriting or placement arrangements, such arrangements will assure that the terms of each series of Tax-Exempt Bonds, and their sale by the Issuer(s), are satisfactory to the Company, and the Company will provide certain related representations and certain indemnities for liabilities arising from material misstatements or omissions in disclosures made by the Company in connection with the issuance of Tax-Exempt Bonds. The Company anticipates that interest payable on Tax-Exempt Bonds (except for interest on any Tax-Exempt Bond during a period in which it is held by a person who is a "substantial user" of the Facilities or a "related person" within the meaning of Section 147(a) of the Internal Revenue Code of 1986, as amended) will not be includable in the gross income of the holders thereof for certain state income tax purposes and for federal income tax purposes under provisions of such Code. The interest rates on tax-exempt bonds have been, and are expected to be, lower than the interest rates on bonds of similar tenor, maturities and quality, on which interest is subject to federal income tax.

     Section H.     Issuance and Sale of Municipal Securities

     1. The Company may also seek to enter into arrangements for the issuance of up to $100,000,000 aggregate principal amount of Municipal Securities. The Company proposes from time to time through December 31, 2005 to enter into one or more agreements, either directly or through an affiliate of the Company, with such governmental authority as may be authorized by state or local law (collectively referred to herein as the "Municipal Entity"), whereby the Municipal Entity will issue securities to the public on behalf of the Company or will loan money to the Company through a bank, an affiliate of the Company, or other person, where the proceeds of such financing will be used to pay certain of the Company's costs. The Company will enter into such arrangements to benefit from certain tax exemptions offered by a state or local taxing authority. Certain purchasers of Municipal Securities may benefit from state or local income tax exemptions on interest they receive from the Municipal Securities.

     2. The proceeds of the sale of Municipal Securities, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to finance certain costs of the Company. The Municipal Entity will agree to pay to the Company an amount equal to the proceeds of the Municipal Securities. Pursuant to the provisions of an agreement between the Company and the Municipal Entity, the Company will be obligated to make payments sufficient to provide for payment by the Municipal Entity of the principal or redemption price of, premium (if any) and interest on, and other amounts owing with respect to the Municipal Securities, together with related expenses.

     3. Each series of Municipal Securities will mature not earlier than one year nor later than fifty years from the date of issuance. The Municipal Securities may be subject to optional or mandatory redemption by the Municipal Entity, at the direction of the Company, in whole or in part at the redemption prices (expressed as percentages of the principal amount thereof) plus accrued interest to the redemption date, and at the times, as are set forth in the agreement relating thereto. Any series of Municipal Securities may be made subject to a mandatory cash sinking fund under which certain principal amounts and/or specific portions of Municipal Securities of such series are to be retired at stated times, and may be subject to mandatory redemption in certain other cases. The payments by the Company under the related agreement with the related Municipal Entity in such circumstances shall be sufficient (together with any other moneys held by any person relating to such Municipal Securities and available therefor) to pay the principal of all Municipal Securities to be redeemed or retired, the premium (if any) and interest accrued or to accrue to the redemption date thereon.

     4. The agreement between the Municipal Entity and the Company may provide for a fixed and/or an adjustable interest rate for one or more series of Municipal Securities. No series of Municipal Securities will be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 15% per annum. The initial interest rate for Municipal Securities of a series having an adjustable interest rate will be determined in negotiations between the Company and the purchasers of such series. For each Rate Period thereafter, the interest rate on such Municipal Securities will be a rate which, when set, will be sufficient to remarket the Municipal Securities of such series at a price equal to their principal amount. Such subsequent interest rates will not exceed 15% per annum.

     5. The term "Rate Period", as used herein, refers to a period during which the interest rate on Municipal Securities of a particular series, while bearing an adjustable rate (or method of determination of such interest rate), is fixed. The initial Rate Period will commence on the date when interest begins to accrue on the Municipal Securities of such series. The length of each Rate Period would be not less than one day nor more than thirty years.

     6. The agreement between the Company and the Municipal Entity may provide that the holders of Municipal Securities will have the right to tender or be required to tender their Municipal Securities and have them purchased at a price equal to the principal amount thereof, plus any accrued and unpaid interest thereon, on certain dates, or on dates to be established. A Tender Agent may be appointed to facilitate the tender of Municipal Securities by holders thereof. Any holders of Municipal Securities wishing to have such Municipal Securities purchased may be required to deliver the same during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Municipal Securities for sale.

     7. Under the agreement between the Company and the Municipal Entity, the Company will be obligated to pay amounts equal to the amounts to be paid by the Remarketing Agent or the Tender Agent for the purchase of Municipal Securities so tendered, such amounts to be paid by the Company on the dates when payments by the Remarketing Agent or the Tender Agent are to be made; provided, however, that the obligation of the Company to make any such payment under such agreement will be reduced by the amount of any other moneys available therefor, including the proceeds of the sale of tendered Municipal Securities by the Remarketing Agent.

     8. Upon the delivery of Municipal Securities by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent will be obligated to use its best efforts to sell such Municipal Securities at a price equal to the principal amount thereof.

     9. In order to obtain a more favorable rating on any series of Municipal Securities, and thereby improve the marketability thereof, the Company may arrange for one or more irrevocable letter(s) of credit for an aggregate amount up to $115 million from one or more banks (individually and collectively the "Bank"). In that event, payments with respect to principal, premium, if any, interest and purchase obligations in connection with such series of Municipal Securities coming due during the term of such letter of credit, which will not exceed ten years, will be secured by, and payable from funds (if any) drawn under, the letter of credit. To induce the Bank to issue such letter of credit, the Company would enter into one or more reimbursement agreements ("Reimbursement Agreement") with the Bank pursuant to which the Company will agree to reimburse the Bank for all amounts drawn under such letter of credit within a specified period (not to exceed sixty months) after the date such funds are drawn and with interest thereon at a rate that will not exceed the Bank's prime commercial lending rate plus 2%. The terms of the Reimbursement Agreement will correspond to the terms in the letter of credit.

     10. It is anticipated that the Reimbursement Agreement would require the payment in advance by the Company to the Bank of letter of credit arrangement fees not to exceed 1% of the face amount of the letter of credit and annual fees not to exceed 2% of the face amount of the letter of credit. Any such letter of credit will expire or be terminable prior to the maturity date of the series of Municipal Securities that such letter of credit supports and, in connection with such expiration or termination, such series of Municipal Securities can be made subject to mandatory redemption or purchase on or prior to the date of expiration or termination of such letter of credit, subject to the rights of owners of Municipal Securities of such series not to have their Municipal Securities redeemed or purchased. Provision may be made, as to any such series of Municipal Securities, for extension of the term of such letter of credit or for the replacement thereof, upon its expiration or termination, by another letter of credit (having substantially the same terms as the original letter of credit) from the Bank or another bank. Such extended or replacement letters of credit will expire not later than the final maturity date of the related Municipal Securities.

     11. In order to secure the Company's obligations under the agreement with the Municipal Entity and/or, in the event the Company enters into a Reimbursement Agreement, under the Reimbursement Agreement, the Company may grant a lien, subordinate to the lien of the Mortgage on certain assets of the Company (the "Municipal Subordinate Lien").

     12. In addition or as an alternative to the security provided by a letter of credit or the Municipal Subordinate Lien, in order to obtain a more favorable rating on one or more series of Municipal Securities and improve the marketability thereof, the Company may provide (a) an insurance policy for the payment of the principal of and/or interest and/or premium on one or more series of Municipal Securities, and/or (b) security for the holders of Municipal Securities and/or the Bank through the issuance and pledge of one or more new series of first mortgage bonds
     ("Municipal Collateral Bonds"). Premiums on such insurance policies will not exceed premiums generally obtainable at the time of entering into the insurance arrangements by companies of comparable credit quality on insurance policies having comparable terms. Municipal Collateral Bonds would be issued and delivered to evidence, in part, and secure the Company's obligations under the applicable agreement between the Company and the Municipal Entity and/or the Company's obligations to reimburse the Bank under the Reimbursement Agreement. The principal amount of and interest rate borne by the Municipal Collateral Bonds could be determined in several ways. Firstly, if the series of Municipal
     Securities bears a fixed interest rate, Municipal Collateral Bonds can be issued in a principal amount equal to the principal amount of such series and bear interest at a rate equal to the rate of interest on such series. Secondly, non-interest bearing Municipal Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest thereon for a specified period. Thirdly, Municipal Collateral Bonds can be issued in a principal amount equivalent to the principal amount of such series plus an amount equal to interest on such series for a specified period, but carry a fixed interest rate that will be lower than the fixed interest rate of the series of Municipal Securities. Fourthly, Municipal Collateral Bonds can be issued in a principal amount equivalent to the principal amount of the series of Municipal Securities at an adjustable rate of interest, varying with the rate of interest borne by such series of Municipal Securities but having a "cap" (not greater than 15%) above which the interest on Municipal Collateral Bonds can not rise. The Company will not use a combination of letter of credit, insurance arrangements, Municipal Collateral Bonds and/or Municipal Subordinate Liens to secure any series of Municipal Securities unless the resulting effective interest cost savings on such series is greater than the total cost of providing such additional security.

     13. Each series of the Municipal Collateral Bonds that bear interest will bear interest at a fixed interest rate or initial adjustable interest rate not to exceed 15%. The maximum aggregate principal amount of the Municipal Collateral Bonds would be $115 million, which will be in addition to the aggregate limitation on the Bonds and/or Debentures authorized in Sections B and C above. The terms of the Municipal Collateral Bonds relating to maturity, interest payment dates, if any, redemption provisions and acceleration will correspond to the terms of the related Municipal Securities. The terms of each series of the Municipal Collateral Bonds will not vary during the life of such series except for the interest rate of any such series that bears interest at an adjustable rate.

     14. Each series of Municipal Securities may be sold by the Municipal Entity pursuant to arrangements with an underwriter or a group of underwriters or by private placement in a negotiated sale or sales or through a private transaction with a banking organization or through a transaction with an affiliate of the Company. While the Company may not be party to the underwriting or placement arrangements, such arrangements will assure that the terms of each series of Municipal Securities, and their sale by the Municipal Entity, are satisfactory to the Company, and the Company will provide certain related representations and certain indemnities for liabilities arising from material misstatements or omissions in disclosures made by the Company in connection with the issuance of Municipal Securities. The Company anticipates that interest payable on Municipal Securities may receive may not be includable in the gross income of the holders thereof for certain state income tax purposes.

     Section I.  Other

     1. The proceeds to be received from the issuance and sale of the Bonds, Debentures, Entity Interests, Preferred and Tax-Exempt Bonds will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Holding Company Act. If the proceeds of such sales are used to refund outstanding securities, any savings derived from the refunding transaction will not be used to acquire or otherwise invest in an EWG or FUCO. Information with respect to Entergy's EWG investments will be supplied by amendment.

     2. The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

     3. Entergy states that for purposes of Rule 53 (a)(1) its "aggregate investment" in EWGs and FUCOs was approximately $1,047,322,020, representing approximately 36.63% of Entergy's consolidated retained earnings as of June 30, 2000. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Entergy's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

     4. The Company will maintain its common equity as a percentage of capitalization no less than 30%.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of Bonds or Debentures are not expected to exceed the following:

                                     Initial Sale Each Additional
                                                        Sale
   Registration Statement             $   142,560    $          --
   Application-Declaration                  2,000               --
   *Rating Agencies' fees                  25,000           25,000
   *Trustees' fees                          7,000            3,000
   *Fees of Company's Counsel:
     Wise Carter Child & Caraway,
     Professional Association              20,000           10,000
     Thelen Reid & Priest LLP              45,000           30,000
   *Fees of Entergy Services, Inc.         30,000           25,000
   *Accountants' fees                      18,000           12,000
   *Printing and engraving costs           25,000           20,000
   *Miscellaneous expenses
   (including blue-sky expenses)           25,000           15,000
                                      ----------------------------
        *Total Expenses               $   349,560    $     140,000
                                      ============================
   _________________

   *Estimated


          The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of Preferred are not expected to exceed the following:

                                    Initial Sale  Each Additional
                                                       Sale
   **Registration Statement           $   13,200     $         --
   *Rating Agencies' fees                 25,000           25,000
   *Trustees' fees                         7,000            3,000
   *Fees of Company's Counsel:
     Wise Carter Child & Caraway,
     Professional Association             20,000           10,000
     Thelen Reid & Priest LLP             45,000           30,000
   *Fees of Entergy Services, Inc.        30,000           25,000
   *Accountants' fees                     18,000           12,000
   *Printing and engraving costs          25,000           20,000
   *Miscellaneous expenses
   (including blue-sky expenses)          25,000           15,000
                                      ---------------------------
        *Total Expenses               $  208,200     $    140,000
                                      ===========================
   _________________
   *Estimated
   **Divided with Registration Statement fee for Entity
   Interests below.

          The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Entity Interests are not expected to exceed the following:

                                    Initial Sale  Each Additional
                                                        Sale
   **Registration Statement           $   13,200     $          --
   *Rating Agencies' fees                 40,000            40,000
   *Trustees' fees                        25,000            10,000
   *Fees of Company's Counsel:
     Wise Carter Child & Caraway,
     Professional Association             35,000            25,000
     Thelen Reid & Priest LLP             45,000            30,000
   *Fees of Entergy Services, Inc.        35,000            25,000
   *Accountants' fees                     22,000            16,000
   *Printing and engraving costs          40,000            40,000
   *Miscellaneous expenses
   (including blue-sky expenses)          65,000            34,000
                                      ----------------------------
        *Total Expenses               $  320,200     $     220,000
                                      ============================
   _________________
   *Estimated
   **Divided with Registration Statement fee for Preferred above.

          The fees and expenses to be incurred in connection with the issuance and sale of the Tax-Exempt Bonds (including the expenses related to the issuance and pledge of the Collateral Bonds) are estimated not to exceed the following:

                                    Initial Sale  Each Additional
                                                        Sale
   *Rating Agencies' fees             $   35,000     $      35,000
   *Trustees' fees                        35,000            35,000
   *Fees of Bond Counsel                  60,000            40,000
   *Fees of Company's Counsel:
     Wise Carter Child & Caraway,
     Professional Association             35,000            25,000
     Thelen Reid & Priest LLP             40,000            30,000
   *Fees of Entergy Services, Inc.        30,000            20,000
   *Accountants' fees                     10,000            10,000
   *Printing and engraving costs          20,000            20,000
   *Miscellaneous expenses
   (including blue-sky expenses)          25,000            25,000
                                      ----------------------------
        *Total Expenses               $  290,000     $     240,000
   _________________                  ============================
   *Estimated

     The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Bonds, Debentures (other than Debentures issued under the Subordinated Debenture Indenture), Preferred or Tax-Exempt Bonds will not exceed 2%, and with respect to Debentures issued under the Subordinated Debenture Indenture or Entity Interests, 3.25%, of the principal amount of the Bonds, Debentures, Entity Interests, Preferred or Tax-Exempt Bonds, respectively, to be sold.

Item 3.  Applicable Statutory Provisions

     Section A. Bonds, Debentures, Entity Interests, Preferred and Municipal Securities

     The Company believes that Sections 6(a) and 7 of the Holding Company Act and Rules 23 and 24 thereunder apply to the proposed issuance(s) and sale(s) of Bonds, Debentures, Entity Interests, Entity Subordinated Debentures, Guaranty, Preferred and Municipal Securities, and to the potential exchange of Entity Interests for Entity Subordinated Debentures.

     The Company believes that Sections 9(a), 10 and 12(b) of the Holding Company Act and Rule 45 thereunder apply to the formation of the Issuing Entity, the acquisition of either general partnership interests (in the case of a limited partnership) or voting interests (in the case of a business trust) in the Issuing Entity, the Company's equity contributions to the Issuing Entity, the Company's potential acquisition of shares of the capital stock of the Participating Subsidiary, the acquisition by the Participating Subsidiary of voting interests in the Issuing Entity, the Issuing Entity's acquisition of the Entity Subordinated Debentures and the Guaranty.

     Section B.  Amendment of Articles

     In the event the Company undertakes any amendment of the Articles to create a new class of Preferred and a Proxy solicitation relating thereto, it believes that Sections 6(a)(2), 7 and 12(e) of the Holding Company Act and Rules 23, 24, 62 and 65 thereunder will apply.

     Section C.  Tax-Exempt Financing

     The Sections of the Holding Company Act and the rules thereunder which the Company considers may be applicable to the tax-exempt financing of the Facilities are set forth below:

          (i)   Disposition of the          Section 12(d) and
                Facilities                  Rule 44

         (ii)   Reacquisition of the        Sections 9(a) and 10
                Facilities

         (iii)  Reimbursement Agreement     Sections 6(a) and 7

         (iv)   Issuance and Pledge of      Sections 6(a) and 7
                Collateral Bonds

         (v)    Facilities Agreement in     Sections 6(a) and 7
                connection with refunding

Item 4.  Regulatory Approval

     No state regulatory body or agency and no federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5.  Procedure

     1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued as soon as possible. The Company further requests that the Commission's order authorizing the issuance and sale of Bonds, Debentures, Entity Interests, Preferred and Municipal Securities, and the acquisition of certain Tax-Exempt Bonds for on behalf of the Company, as described in
     Item 1, be entered by December 31, 2000, at which time the Company's existing financing authority from the Commission will expire. The Company consents that the Commission's order authorizing the above transactions may reserve jurisdiction over (i) the execution and performance under any Reimbursement Agreement underlying any Letter of Credit issued as security for the Company's obligations in connection with the issuance and sale of Tax-Exempt Bonds and (ii) the proposed amendment to the Articles and solicitation of Proxy relating to such amendment, each in connection with the creation of a new class of Preferred (but not the existing authorized, unissued shares of Preferred), pending completion of the record by the filing of the documents relating thereto. Upon the completion of each transaction involving the issuance and sale of Bonds, Debentures, Entity Interests, Preferred, Municipal Securities and/or Tax-Exempt Bonds, the Company shall file a Certificate pursuant to Rule 24 with copies of the executed documents relating thereto as exhibits.

     2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates on which they are to become effective.

Item 6.  Exhibits and Financial Statements.

     Section A.  Exhibits:

            *A-1 Mortgage and Deed of Trust, dated as of February 1, 1988, as amended by fifteen supplemental indentures (filed, respectively, as the exhibits and in the file numbers indicated: A-2(a)-2 to Rule 24 Certificate in File No. 70-7461 (Mortgage); A-2(b)-2 in File No. 70-7461 (First); A-5(b) to Rule 24
                  Certificate in File No. 70-7419 (Second); A-
                  4(b) to Rule 24 Certificate in File No. 70-7554 (Third); A-1(b)-1 to Rule 24 Certificate in File No. 70-7737 (Fourth); A-2(b) to Rule 24 Certificate dated November 24, 1992 in File No. 70-7914 (Fifth); A-2(e) to Rule 24 Certificate dated January 22, 1993 in File No. 70-7914 (Sixth); A-2(g) to Form U-1 in File No. 70-7914 (Seventh); A-2(i) to Rule 24 Certificate dated November 10, 1993 in File No. 70-7914 (Eighth); A-2(j) to Rule 24 Certificate dated July 22, 1994 in File No. 70-7914 (Ninth); A-2(l) to
                  Rule 24 Certificate dated April 21, 1995 in
                  File No. 70-7914 (Tenth); A-2(a) to Rule 24
                  Certificate dated June 27, 1997 in File 70-8719 (Eleventh); A-2(b) to Rule 24 Certificate dated April 16, 1998 in File 70-8719 (Twelfth); A-2(c) to Rule 24 Certificate dated May 12, 1999 in File No. 70-8719 (Thirteenth); A-3(a) to Rule 24 Certificate dated June 8, 1999 in File No. 70-8719 (Fourteenth); and A-2(d) to Rule 24 Certificate dated February 24, 2000 in File No. 70-8719 (Fifteenth)).

            *A-2  Proposed form(s) of additional Supplemental
                  Indenture(s) relating to the Bonds (filed as Exhibit A-2 in File No. 70-8719).

            *A-3  Proposed form(s) of additional Supplemental
                  Indenture(s) relating to the Collateral Bonds
                  (filed as Exhibit A-3 in File No. 70-8719).

            *A-4  Proposed form(s) of Bond (filed as Exhibit A-4
                       in File No. 70-8719).

            *A-5  Proposed form(s) of Collateral Bond (filed as
                  Exhibit A-5 in File No. 70-8719).

            *A-6 Restated Articles of Incorporation, as amended through November 12, 1999 (filed as Exhibit
                  3(i)(f) to Form 10-K for the year ended
                  December 31, 1999).

           **A-7 Proposed form(s) of Articles of Amendment to Restated Articles of Incorporation, as amended, establishing new class of preferred stock, if any.

            *A-8 Proposed form(s) of Articles of Amendment to Restated Articles of Incorporation, as amended, establishing series of the Preferred (filed as Exhibit A-8 in File No. 70-8719).

            *A-9 By-laws, as currently in effect (filed as Exhibit 3(ii)(f) to Form 10-K for the year ended December 31, 1999).

           *A-10 Proposed form(s) of Preferred Certificate relating to fixed dividend rate stock (filed as Exhibit A-10 in File No. 70-8719).

           *A-11 Proposed form(s) of Preferred Certificate relating to adjustable dividend rate stock
                  (filed as Exhibit No. A-11 in File No. 70-
                  8719).

           *A-12 Proposed form(s) of Debenture Indenture (filed as Exhibit No. A-12 in File No. 70-8719).

           *A-13  Proposed form(s) of Debenture (filed as Exhibit
                  A-13 in File No. 70-8719).

           *A-14  Proposed form(s) of Subordinated Debenture
                  Indenture (filed as Exhibit A-14 in File No. 70-
                  8719).

           *A-15  Proposed form(s) of Subordinated Debenture
                  (filed as Exhibit A-15 in File No. 70-8719).

           *A-16  Proposed form(s) of Entity Subordinated
                  Debenture Indenture (filed as Exhibit A-16 in
                  File No. 70-8719).

           *A-17  Proposed form(s) of Entity Subordinated
                  Debenture (filed as Exhibit A-17 in File No. 70-
                  8719).

          **A-18 Proposed form(s) of Entity Agreement of the Issuing Entity, including the proposed form(s) of Entity Interests.

          **A-19  Proposed form(s) of Guaranty (if applicable).

            *B-1  Proposed form of letter to prospective
                  purchasers relating to proposals for the purchase of Bonds (filed as Exhibit B-1 in File
                  No. 70-8719).

            *B-2 Proposed form(s) of agreement for sale(s) of Bonds (filed as Exhibit B-2 in File No. 70-
                  8719).

            *B-3  Proposed form of letter to prospective
                  purchasers relating to proposals for the purchase of Preferred (filed as Exhibit B-3 in File No. 70-8719).

           **B-4  Proposed form(s) of agreement for sale(s) of
                       Preferred.

            *B-5  Proposed form(s) of Indenture (filed as Exhibit
                  B-5 in File No. 70-8719).

            *B-6 Proposed form(s) of Facilities Agreement (filed as Exhibit B-6 in File No. 70-8719).

           **B-7  Proposed form(s), if any, of Second Mortgage.

            *B-8  Proposed form of letter to prospective
                  purchasers relating to proposals for the purchase of Debentures (filed as Exhibit B-8 in File No. 70-8719).

            *B-9 Proposed form(s) of agreement for sale(s) of Debentures (filed as Exhibit B-9 in File No. 70-
                  8719).

          **B-10  Proposed form of letter to prospective
                  purchasers relating to proposals for the purchase of Entity Interests.

          **B-11  Proposed form(s) of agreement for sale(s) of
                       Entity Interests.

          **B-12  Proposed form(s) of Reimbursement Agreement.

            *C-1 Registration Statement No. 333-64023 relating to Bonds (filed in Registration No. 333-64023).

           **C-2  Proposed form of Registration Statement
                       relating to Debentures.

           **C-3  Proposed form of Registration Statement
                  relating to Subordinated Debentures.

           **C-4  Proposed form of Registration Statement
                  relating to Entity Subordinated Debentures and Entity Interests.

               D  Inapplicable.

               E  Inapplicable.

             F-1  Opinion of Wise Carter Child & Caraway,
                  Professional Association.

             F-2  Opinion of Thelen Reid & Priest LLP.

          ***H-l  Suggested form of notice of proposed
                  transactions for publication in the Federal
                  Register.

           **H-2  Form of Proxy Statement with respect to
                  amendment of Articles (if any).

           **H-3  Form of Proxy (if any).

_________________________
*    Incorporated herein by reference as indicated.
**   To be filed by amendment.
***  Previously filed.

     Section B.  Financial Statements

     Financial Statements of the Company as of December 31, 1999 and September 30, 2000.

     Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of December 31, 1999 and September 30, 2000.

     Notes to financial statements of the Company and Entergy Corporation and subsidiaries. See the Annual Reports on Form 10-K for the fiscal year ended December 31, 1999 and the Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2000 of the Company and Entergy (filed in File Nos. 0-320 and 1-11299, respectively, and incorporated by reference to the above referenced financial statements and notes thereto).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 2000.

Item 7.  Information as to Environmental Effects

     (a) As stated in Item 5, the Company would appreciate receiving the order of the Commission in this File authorizing, subject to the reservations of jurisdiction set forth above, the transactions proposed herein by December 31, 2000. As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the Company and do not involve a major federal action having a significant impact on the human environment.

     (b)       Not applicable.



                            SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Pre-effective Amendment No. 1 to the Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                            ENTERGY MISSISSIPPI, INC.


                              By: /s/ Steven C. McNeal
                                     Steven C. McNeal
                              Vice President and Treasurer



Dated:  November 21, 2000